AllyMe Holding, Inc.

506 Enterprise Ave.

Kitimat, BC, Canada, V8C 2E2

August 7, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel, Office of Real Estate and Commodities

Re: AllyMe Holding, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed: July 10, 2019

File No. 333-227025

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated July 30, 2019 addressed to Chunxia Jiang, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 5 to Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1. We note your response to prior comment 1 in our letter dated May 23, 2019, and we are unable to agree with your analysis. We continue to note that you have nominal operations and, based on your financials, you have had minimal revenue the past three months and nominal revenue for the prior two years. Accordingly, you appear to be a “shell company” as defined by Rule 405 of the Securities Act. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus, as applicable, to indicate your shell company status. Additionally, please revise your disclosure to eliminate the language indicating that the selling shareholders may sell the securities at a price other than the disclosed fixed price.

COMPANY RESPONSE:

We have deleted all references to sales at other than $1.00 per share by the selling shareholders.

Further to our counsel’s conversation with Ms. Gowetski, it is our understanding that if we specify that selling shareholder shares will only be sold at $1.00 per share, the “shell company” issue will be resolved.

2. We note that your name appears very similar to AllyMe Group Inc. Please explain how you intend to eliminate any possible confusion with the other company, especially in light of the fact that you both intend to engage in a similar line of business.

COMPANY RESPONSE:

We can understand the confusion and are therefore taking steps to change the name of AllyMe Holding, Inc. to Young Adventure Enterprise, Inc. We are confident that this will clear up any confusion.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALLYME HOLDING, INC.

	By:	/s/ Chunxia Jiang
Chunxia Jiang
Chief Executive Officer

cc: Robert L. B. Diener, Esq.